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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            CLINTRIALS RESEARCH INC.
                           (NAME OF SUBJECT COMPANY)

                            CLINTRIALS RESEARCH INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   188767107
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

                            CLINTRIALS RESEARCH INC.
                                 PAUL OTTAVIANO
                            CHIEF EXECUTIVE OFFICER
                              11000 WESTON PARKWAY
                           CARY, NORTH CAROLINA 27513
                                 (919) 460-9005
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                                  MARK MANNER
                   HARWELL HOWARD HYNE GABBERT & MANNER, P.C.
                              1800 AMSOUTH CENTER
                           NASHVILLE, TENNESSEE 37238
                                 (615) 256-0500

[ ] Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is ClinTrials Research Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 11000 Weston Parkway, Cary, North Carolina 27513. The Company's telephone number at its principal executive offices is (919) 460-9005.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the common stock, par value $.01 per share, of the Company (the "Shares"). As of February 22, 2001, there were 18,402,852 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by Indigo Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Inveresk Research (Canada) Inc., a corporation organized under the laws of Canada ("Inveresk Canada"), which, in turn, is a wholly owned subsidiary of Inveresk Research Group Limited, a corporation organized under the laws of Scotland ("Parent"), to purchase all of the outstanding Shares at a purchase price of $6.00 per Share, net to the seller in cash (the "Common Stock Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 5, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission on March 5, 2001.

     The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of February 22, 2001, among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). On consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a subsidiary of Inveresk Canada. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent, Purchaser, the Company or any of their respective subsidiaries, and Shares held by stockholders who have perfected their dissenters' rights of appraisal under
Section 262 of the DGCL) will be converted into the right to receive the Common Stock Price.

     The Schedule TO states that the principal offices of Parent and Purchaser are located at Elphinstone Research Center, Tranent, East Lothian EH33 ZNE, Scotland, United Kingdom.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set out in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Purchaser or Purchaser's executive officers, directors or affiliates.

     The summary of the Merger Agreement and the statement of the conditions of the Offer contained in Sections 11 and 13, respectively, of the Offer to Purchase are incorporated herein by reference. The summary

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and description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

     The Company's executive officers are parties to employment agreements, which may provide them with certain severance benefits as a result of the consummation of the Merger. Each of these agreements is described in more detail in the Information Statement.

     The Merger Agreement provides that, as of the Effective Time, each outstanding option and warrant to purchase Shares granted under any stock option agreement, compensation plan or arrangement of the Company (each, an "Option") will automatically be cancelled, whether or not then vested or exercisable, and the holder of such Option will thereafter be entitled to receive an amount in cash equal to the product obtained by multiplying (1) the difference between the Common Stock Price and the per share exercise price of such Option, by (2) the number of Shares covered by such Option. The Surviving Corporation will deliver such payment to the holder of such Option at the Effective Time. Pursuant to the conversion of Options, based upon the Options outstanding at March 1, 2001 and net of the Option exercise prices, a total of approximately $3.6 million would be paid to optionees, including approximately $780,000 to executive officers and approximately $197,000 to non-employee directors of the Company.

     Parent agreed in the Merger Agreement that all rights to indemnification existing on the date of the Merger Agreement in favor of any current or former director or officer of the Company as provided in the Company's Certificate of Incorporation or Bylaws or in a written agreement between any such person and the Company in effect on February 22, 2001 shall survive the Merger and shall continue in full force and effect until the expiration of all applicable statutes of limitation. Parent also agreed in the Merger Agreement to (or to cause the Surviving Corporation to) indemnify all current and former directors and officers of the Company to the fullest extent the Company would be permitted by Delaware law with respect to all acts and omissions arising out of such individuals' service as officers or directors of the Company or any of its subsidiaries or as trustees, fiduciaries or administrators of any plan for the benefit of employees occurring prior to the Effective Time. Without limitation of the foregoing, in the event any such person is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, Parent agreed in the Merger Agreement to (or to cause the Surviving Corporation to) pay such person's reasonable legal and other expenses of counsel selected by such person and reasonably acceptable to Parent (including the cost of any investigation, preparation and settlement) incurred in connection therewith promptly after statements therefor are received by Parent; provided, however, that neither Parent nor the Surviving Corporation shall, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all indemnified persons. Parent is entitled to participate in the defense of any such action or proceeding, and counsel selected by the indemnified person shall, to the extent consistent with their professional responsibilities, cooperate with Parent and any counsel designated by Parent. Parent has agreed in the Merger Agreement to pay all reasonable fees and expenses, including attorneys' fees, that may be incurred by any indemnified person in enforcing the indemnity and other obligations provided for in the Merger Agreement.

     In addition, Parent agreed in the Merger Agreement that the Company shall maintain and, from and after the Effective Time, the Surviving Corporation shall cause to be maintained in effect for not less than six years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company by purchasing a policy providing "tail" coverage for a period of not less than six years from the Effective Time; provided, however, that the Surviving Corporation will not be required to pay an amount in excess of $400,000 for such policy providing such "tail" coverage; and if the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement, it shall obtain as much comparable insurance as possible for such maximum amount.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Company's Board.

     At a meeting held on February 22, 2001, the Company's Board of Directors (the "Board" or the "Company's Board") determined that the terms of the Offer and the Merger are advisable and fair to, and in the best interests of, common stockholders. At this meeting, the Company's Board unanimously approved the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, and unanimously approved the Merger Agreement for purposes of Section 203 of the DGCL.

     The Company's Board unanimously recommends that common stockholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's stockholders communicating the Board's recommendation is filed herewith as Exhibit (a)(3), and is incorporated herein by reference.

     (b)(i) Background of the Offer; Contact with Parent and Purchaser.

     In July 2000, a number of matters led the Company's Board to consider hiring an investment banking firm to assist the Company, among them the impending departure of the Company's CEO, concerns over the Company's European operations, declining revenues and profitability, the need for substantial capital expenditures to expand the Company's pre-clinical operations and limited interest in the Company by investment professionals and research analysts. On July 26, 2000, the Board determined that it would be in the Company's best interests to hire an investment banker to assist it in considering financial and strategic alternatives. On each of August 7, August 8, August 11 and August 14, 2000, the Board discussed potential financial and strategic alternatives and explored the retention of ING Barings LLC ("ING Barings") as the Company's investment banker.

     On August 16, 2000, the Company announced that it had retained ING Barings as its investment banking firm in connection with the review of financial and strategic alternatives for the Company.

     On August 21, 2000, ING Barings made its initial presentation to the Company's Board regarding potential strategic alternatives. Subsequent to this meeting, the Board authorized ING Barings to begin contacting third parties regarding potential strategic transactions with the Company. Between August 21 and early November, 2000, the Company's representatives discussed a potential strategic transaction with sixteen companies. The majority of these companies subsequently agreed to enter into confidentiality agreements with the Company on customary terms in order to obtain certain confidential information about the Company required to evaluate a potential transaction with the Company.

     On September 8, representatives of ING Barings spoke by telephone to representatives of Bear Stearns & Co. Inc. ("Bear Stearns"), which was retained to advise Parent on a potential strategic transaction with the Company. Bear Stearns advised ING Barings of the potential interest of Parent in a transaction with the Company.

     On September 26, 2000, the Company and Parent entered into a confidentiality agreement on customary terms that would permit Parent to obtain confidential information required to evaluate a potential transaction with the Company. Also on September 26, 2000, in New York City, Paul Ottaviano, Chief Executive Officer of the Company and Colin Neill, Senior Vice President and Chief Financial Officer of the Company, along with representatives of ING Barings, met with Dr. Walter Nimmo, Chief Executive Officer of Parent, Alastair McEwan, Head of Corporate Development of Parent and representatives of Bear, Stearns to discuss the operations and financial performance of the Company, the strategic advantages of combining the operations of the Company and Parent, the complementary nature of their respective businesses and the potential advantages of a business combination.

     In late September and early October 2000, various members of senior management of Parent and the Company had a series of telephone calls to further discuss the operations of the Company and the merits of a combination of the Company and Parent. On October 9, 2000, Bear Stearns confirmed to ING Barings by telephone that Parent was interested in pursuing a potential strategic transaction with the Company and

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wished to conduct further due diligence on the Company's operations. Bear
Stearns indicated that Parent would be willing to purchase all of the outstanding shares of the Company for between $5.25 and $5.50 per Share in cash, subject to the Company agreeing to a period of exclusivity during which it would deal only with the Parent while the Parent completed its due diligence review of the Company and obtained the necessary financing commitments to enable Parent to consummate a transaction. Upon consultation with the Board, ING Barings informed Bear Stearns that its indicated price range was insufficient to grant exclusivity to Parent.

     On October 24, October 25, and November 1, 2000, certain representatives of Parent and Bear Stearns visited the Company's facilities in Montreal, Canada, Cary, North Carolina, and Maidenhead, England and held additional discussions with management of the Company and ING Barings regarding the Company's operations and financial performance.

     During October and November 2000 the Company and its representatives negotiated with Parent and two other interested parties (the "Other Parties") that expressed interest in a strategic transaction with the Company.

     One of the Other Parties ("Party A") proposed acquiring the Company pursuant to an exchange offer that would provide for the exchange of the Shares for securities of Party A (as amended thereafter, the "Party A Offer"). The second of the Other Parties ("Party B"), which had expressed an interest in a strategic transaction with the Company prior to its retention of ING Barings, proposed acquiring the Company pursuant to an offer of either all securities or a combination of mostly securities of Party B and some cash (as amended thereafter, the "Party B Offer").

     Party A submitted a non-binding letter of intent on November 13, 2000 indicating that it would be prepared to enter into a transaction to exchange the Shares of the Company for securities of Party A with a value of approximately $5.60 per Share. Upon consultation with the Board, ING Barings informed Party A that its indicated price was insufficient to grant exclusivity.

     Party B submitted a written expression of interest on November 14, 2000, confirming its prior verbal expressions of interest, in which it offered to purchase the Shares for a combination of Party B stock and up to $20 million, with a combined value of between $5 and $6 per Share.

     On November 15, 2000, ING Barings made an informal presentation to the Company's Board regarding the various expressions of interest by Parent and the Other Parties. The Board expressed concerns regarding the lack of liquidity of the securities of Party B but instructed ING Barings to continue negotiations with Parent and the Other Parties. Between November 15 and November 22, 2000, the Company's Board conducted negotiations with Parent and the Other Parties. During this same period, Parent indicated that it would be willing to purchase the Shares at a price of $5.50 per Share. The Company's representatives told Parent that $5.50 per Share was insufficient to grant exclusivity to Parent.

     On November 21, 2000, representatives of the Board met with the Chief Executive Officer of Party A to discuss a potential business combination.

     On November 22, 2000, Parent delivered a letter to the Company indicating Parent's interest in pursuing a possible business combination with the Company in which the Parent would pay $6.00 per Share, subject to the Company agreeing to a period during which it would deal exclusively with Parent while Parent completed its due diligence review of the Company and its business operations and developed a definitive proposal for a business combination. In subsequent discussions, Parent told the Company that Parent was not willing to dedicate the requisite resources to this process unless the Company would deal with it on the exclusive basis it had proposed. Prior to November 27, Parent delivered a non-binding letter from its senior financing sources and had its principal equity investor contact ING Barings, both indicating support for the proposed transaction.

     The Company's Board continued negotiations with Parent and the Other Parties from November 22 to November 27, 2000.

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     On November 27, Party A submitted a letter indicating that it would offer a number of its own securities likely to result in a higher price than its previous proposal, but included a provision that would allow Party A to terminate the transaction if Party A's stock price traded above a fixed price that was only a small premium above Party A's stock price at that time. Based on discussions between ING Barings and Party A, the Company believes this provision was included due to Party A's belief that its stock price would increase materially in the near future.

     On November 27, 2000, Party B submitted a non-binding letter of intent indicating that it would be prepared to purchase the Company for either (i) a combination of mostly securities of Party B and some cash, or (ii) a somewhat higher price, consisting entirely of securities of Party B. On November 27, 2000, in response to questions from the Company, Party B also informed the Company that its offer combining cash and stock, which was below $6.00 per share in value, could not be increased.

     On November 27, 2000, the Company's Board conducted two separate meetings to discuss in detail the preliminary proposals that had been made by Parent and the Other Parties. All three proposals were subject to a number of conditions, including negotiation of a definitive agreement and completion of further due diligence. At the first November 27 meeting, the Company's Board rejected the Party B Offer on the grounds that the (i) cash and stock offer was inadequate and (ii) the offer with a purchase price consisting entirely of Party B stock was not as favorable to the Company's shareholders as the other offers from a financial point of view, in part because of the illiquidity of Party B stock. The Board also determined that Parent's proposal was superior to the proposal made by Party A. The Company's Board then decided to make a counter-proposal to Party A. In particular, the Company's Board wanted to increase the purchase price eliminate a "cap" that would allow Party A to terminate the transaction if Party A's stock price traded above a fixed price that was only a small premium above Party A's stock price at the time. The counter proposal would eliminate the cap and increase the number of securities of Party A that would be exchanged for the Shares. Party A rejected the Board's counter proposal as to the cap but slightly increased the purchase price.

     At the second November 27 meeting, at the request of the Company, ING Barings discussed the risks related to Party A having the right to terminate the transaction if Party A's stock traded above the proposed cap. The Board remained concerned that Party A likely would be able to terminate the transaction at some point when its stock price increased, which likely would cause substantial harm to the Company's shareholders. The Company's Board decided to make a final counter proposal to Party A on substantially the same terms as those contained in the previous counter-proposal. The Board agreed that if its counter proposal was not accepted then the Board would authorize the Company's management to pursue the transaction that had been proposed by Parent.

     On November 28, 2000, ING Barings informed the Company's Board that Party A had not accepted the Board's final counter proposal. Later that same day, Parent and the Company entered into a letter agreement that provided for a period of exclusive dealing as requested by Parent, subject to a right on the part of the Company to terminate the exclusive dealing arrangement if, after receipt of an unsolicited competing proposal, the Company's Board determined that its fiduciary obligations required it to do so. The agreement provided that if the Company's Board exercised this "fiduciary out," or in certain other instances refused to complete the transaction, the Company would reimburse Parent's expenses, up to a maximum of $1,000,000. The letter agreement provided that the exclusivity period would expire on January 15, 2001.

     Between November 29, 2000 and February 21, 2001, Parent and its legal counsel, financial advisors and accountants conducted additional due diligence on the Company and representatives of Parent and Bear Stearns held various meetings and had various discussions with representatives of the Company and ING Barings regarding the status of the proposed transaction. On December 29, 2000, Clifford Chance Rogers & Wells LLP, Parent's legal counsel, circulated an initial draft of the Merger Agreement to the Company and the Company's legal and financial advisors. On January 6, 2001, representatives of ING Barings informed representatives of Bear Stearns that the draft Merger Agreement delivered December 29, 2000 was incomplete, because, among other things, the terms of the agreement were subject to the completion of due diligence, and the amount of the proposed termination payment and expense reimbursement were not included, and could not be used by the Company and Parent as a basis for negotiation at that time.

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     On January 8, 2001, the Company's Board met and discussed the status of
Parent's offer. The Company's Board expressed concern related to delays in moving towards a definitive agreement and questioned whether Parent was willing or able to complete a transaction on a time frame that the Board believed was appropriate for the Company's shareholders. On January 17, 2001 the Company's Board agreed to amend the November 28, 2000 letter agreement to provide that the exclusivity period would be reinstated and extended until February 5, 2001 in exchange for which the $1 million penalty to the Company for not agreeing to complete a transaction under the terms proposed in the November 28, 2000 letter was eliminated. On January 24, 2001, Parent's legal counsel circulated a new draft of the Merger Agreement.

     On January 26, 2001, the Company's Board held a meeting in which it decided to propose to Parent that the price paid per Share in the transaction should be increased or the nature of the transaction should change to further benefit the Company's stockholders. On January 27 and January 28, 2001, ING Barings and Bear Stearns discussed the status of the proposed transaction in light of the Board's request. On January 29, 2001, ING Barings reported to the Company's Board that Parent had rejected the proposal and that Parent had requested a face-to-face meeting with the Company.

     On February 1, 2001, the Company, Parent, ING Barings and Bear Stearns met in Nashville, Tennessee and agreed to work towards a rapid negotiation of an agreement for a transaction at a price of $6.00 per Share without further extending the exclusivity period beyond its scheduled expiration on February 5, 2001. On February 5, 2001, the extended exclusivity period expired. Subsequently, members of the Company and Parent's management and their respective legal and financial advisors held telephone conversations and exchanged electronic mail to discuss the principal terms of the proposed transaction. The principal issues discussed among the parties during these discussions included the nature and extent of the parties' representations and warranties, the conditions to the Offer, Parent's right to extend the Offer, the Company's right to solicit alternative acquisition proposals, Parent's right to match any competing proposals to purchase the Company, the commitment of certain of the Company's stockholders to sell their shares to Parent, the parties' respective rights to terminate the Merger Agreement, the amount of the termination payment that would be required of the Company and the circumstances under which the termination payment would become payable. Concerned with the slow progress of the transaction, representatives of the Company repeatedly pressed Parent from February 12 to February 20, 2001, to complete the negotiation process and threatened to terminate negotiations if rapid progress was not achieved.

     On February 21, 2001, certain members of the Company's Board reviewed the principal terms of the proposed transaction as then provided in the draft Merger Agreement. On February 22, 2001, the Company's Board held a special meeting to review the status of final negotiations with Parent. At the meeting, the Company's legal counsel and financial advisors updated the Board on the changes negotiated to the definitive Merger Agreement since the previous day's special meeting of the Board. Also at this meeting, ING Barings rendered to the Board its oral opinion (confirmed by delivery of a written opinion dated February 22, 2001) to the effect that, as of February 22, 2001 and based on and subject to the assumptions, conditions, and limitations stated in its opinion, the Common Stock Price to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders. Parent was advised that after full discussion of the matters considered by the Company's Board at that meeting, the Company's Board unanimously approved the proposed transaction and the Merger Agreement, declared the Merger Agreement advisable, authorized the executive officers of the Company to negotiate on behalf of the Company any changes necessary to finalize the Merger Agreement and the related ancillary documents and determined to recommend to the Company's stockholders that they accept the Offer, tender their Shares in the Offer and, if required under the DGCL or the Company's Certificate of Incorporation or Bylaws, vote to adopt the Merger Agreement.

     On the evening of February 22, 2001, the Company, Parent and Purchaser executed the Merger Agreement and the Company issued a press release announcing the transaction.

     On March 5, 2001, Purchaser commenced the Offer.

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     (ii) Reasons for the Recommendation of the Board.

     In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board considered a number of factors, including the following:

          1. Company Operating and Financial Condition. The Company's Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company's businesses operate. In particular, the Board was concerned that the trend of increasing consolidation among the larger Clinical Research Organizations ("CRO's") may place the Company at a competitive disadvantage. Larger CRO's generally have substantial capital and offer comprehensive, "turnkey" pre-clinical and clinical testing services on a global basis. The Board also was concerned about consolidation trends in the pharmaceutical industry that eliminated customers, as well as the trend of large pharmaceutical companies toward consolidating business with a smaller number of CRO's. As pharmaceutical and biotechnology companies continue to outsource the pre-clinical and clinical testing component in the development of new products, the Board believes that such companies increasingly will prefer to work with larger CRO's that can organize and manage large scale trials on a global basis as well the ability to organize and manage large and complex medical databases.

          2. Transaction Financial Terms/Premium to Market Price. The Common Stock Price represents a 14% premium over the closing price of the Shares on the Nasdaq National Market on February 22, 2001 (the last trading day prior to the Board meeting at which the Board approved the Merger Agreement), a 4% premium over the closing price on November 21, 2000 (the date prior to the execution of the letter agreement) and a 69% premium over the average price of the Shares over the 30 trading days prior to the announcement by the Company of the appointment of ING Barings as the Company's financial advisor.

          3. Strategic Alternatives. The Board considered strategic alternatives available to the Company in addition to those described above in Item 4(b)(i), including (i) selling either the Company's clinical research or pre-clinical research business, and (ii) recapitalizing the Company and focusing on growing the Company by continuing to actively pursue new business.

          4. ING Barings Valuation Analysis. The Board considered presentations from ING Barings at a series of meetings. ING Baring's presentations included detailed analyses, including the historical stock price trading ranges and volume for the Company, comparable valuations for publicly traded companies and comparable valuations for recent similar transactions. The presentations also included valuations for the Company based on various methodologies, including comparable trading and transaction valuations, present values of strategic plan cash flows and projected stock prices, and pre-tax and after-tax sum-of-the-parts valuations.

          5. ING Barings' Fairness Opinion. The Board considered the opinion of ING Barings delivered to the Board on February 22, 2001, that as of that date, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. A copy of the written opinion rendered by ING Barings to the Board, setting forth the procedures followed, the matters considered, the assumptions made and limitations on the review undertaken by ING Barings in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The opinion of ING Barings was presented for the benefit of the Board in connection with its consideration of the Merger Agreement and is directed only to the fairness of the consideration to be received by the holders of Shares pursuant to the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer and how such stockholder should vote on the proposed Merger or any matter related thereto. The Board was aware that ING Barings became entitled to certain fees upon delivery of its fairness opinion and certain fees contingent upon consummation of the Offer. See Item 5 -- Persons/Assets Retained, Employed, Compensated or Used.
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          6. Timing of Completion.  The Board considered the anticipated timing for the completion of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares followed by the Merger. The Board considered that the tender offer could allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction. The Board also considered that the terms of the subsequent Merger provide that common stockholders will receive the same consideration for their Shares as received by common stockholders who tender their Shares in the Offer.

          7. Limited Conditions to Consummation. The Board considered that Parent's obligation to consummate the Offer and the Merger is subject to a limited number of conditions (as set forth in Section 13 of the Offer to Purchase), with no financing condition. The Board also considered the relative likelihood of obtaining required regulatory approvals for this transaction, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

          8. Alternative Transactions. The Board considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party that makes an unsolicited bona fide written acquisition proposal if, among other things, the Board by a majority vote determines in its good faith judgment, after receiving advice from its financial advisors and after consulting with outside legal counsel, that such acquisition proposal is a Superior Proposal (as defined in the Merger Agreement), meaning that, after taking a number of considerations into account, it is reasonably likely to provide greater value to the Company's stockholders from a financial point of view than the Offer and the Merger. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if the Company pays Parent a $4 million termination fee plus up to $1 million of actual expenses incurred by Parent in connection with the Offer and/or the Merger. Although the Board considered that these provisions of the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company, the Board concluded that the effect of these provisions would not preclude a superior proposal to acquire the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. The Board also considered that a number of provisions requested by Parent were changed or eliminated at the insistence of the Board to enable a superior proposal to be considered and consummated. The Board also considered that the Minimum Condition for the Offer was set at a majority of the fully-diluted Shares outstanding, a relatively low threshold.

          9. Potential Conflicts of Interest. The Board considered the interests of certain Company executives in the Offer and the Merger (Item 3 -- Past Contacts, Transactions, Negotiations and Agreements).

     The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board was unanimous in determining to approve the Merger Agreement and to recommend that holders of Shares tender their Shares in the Offer.

     (c) Intent to Tender.

     Each executive officer and director of the Company has signed a stockholders agreement ("Stockholders Agreement") obligating such person to tender all Shares held of record or beneficially owned by such person to Purchaser in the Offer, subject to the terms of the Stockholders Agreement. The summary of the Stockholders Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. The summary and description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which has been filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to an engagement letter dated August 16, 2000, the Company retained ING Barings to act as its financial advisor to assist it in exploring financial and strategic alternatives and, if necessary, provide a fairness opinion, including, among other things, a sale, merger, consolidation, reorganization or similar transaction involving all or a substantial portion of the stock or assets of the Company (each a "Transaction"). ING Barings is an internationally recognized investment banking and advisory firm. As part of its investment banking and financial advisory business, ING Barings is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, ING Barings is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of its trading and brokerage activities, ING Barings or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Company.

     Pursuant to the August 16, 2000 engagement letter, the Company agreed to pay ING Barings a customary fee, in cash, for its financial advisory services. Such fee was calculated as the aggregate of 2.0% of the first $50 million of Aggregate Consideration, 1.5% of the next $50 million of Aggregate Consideration and 1.25% of any excess of the Aggregate Consideration. In addition the Company agreed to pay ING Barings $500,000 in respect of its delivery of a fairness opinion to the Board of which $250,000 was credited toward the ING Barings advisory fee. The engagement letter defined Aggregate Consideration to include, among other things, the sum of the cash paid to the Company's security holders and the amount of all indebtedness of the Company or any of its subsidiaries assumed in connection with a Transaction. Pursuant to the engagement letter, the Company was to pay ING Barings the advisory fee on the closing date(s) of each Transaction involving the Company. Based on the estimated Aggregate Consideration to be paid under the terms of the Merger Agreement, ING Baring's fee for services in connection with the Offer and Merger is estimated to be approximately $2.2 million. The Company has also agreed to reimburse ING Barings for reasonable expenses as incurred. In addition, the Company has agreed to indemnify ING Barings and its affiliates and their respective directors, officers, employees, agents and controlling persons against any and all costs and liabilities, including reasonable attorney fees and expenses, related to or arising out of any Transaction contemplated by the engagement letter, except to the extent that such liabilities are found in a final court judgment to have resulted from ING Baring's bad faith or gross negligence.

     Except as described above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with any Transaction.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, except that, on February 9, 2001, director Irwin B. Eskind, M.D. transferred beneficial ownership of 71,452 Shares to his sons, Steven J. Eskind and Jeffrey B. Eskind.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Purchaser's Designation of Persons to be Elected to the Board.

     The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company's stockholders.

     (b) Delaware General Corporation Law.

     The Company is incorporated under the laws of the State of Delaware.

     Short-form Merger. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise, under
Section 251 of the DGCL, a vote of the Company's stockholders will be required to adopt and approve the Merger Agreement. As a result, the Company will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company will be required to prepare and distribute a proxy statement and as a consequence a longer period of time will be required to effect the Merger.

     Delaware Anti-takeover Statute. In general, Section 203 of the DGCL ("Section 203") prevents an "interested party" (defined to include a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such company prior to that date. On February 22, 2001, the Company's Board approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

     Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Shares at the effective time of the Merger will have certain rights under Section 262 of the DGCL to demand appraisal of their shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the "fair value" of the Shares at the effective time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Common Stock Price. The value so determined could be more or less than the Common Stock Price.

     Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

     (c) Regulatory Approvals.

     United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Purchaser has advised the Company that it filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on March 2, 2001. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., Eastern Standard Time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting from Purchaser additional information or documentary material relevant to the Offer. If a second request is made, the waiting period will be extended until 11:59 p.m., Eastern Standard Time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     Under the Merger Agreement the Company and Parent have agreed to use their best efforts to resolve any objections that the antitrust regulators may raise with respect to the contemplated transactions. The Company and Parent have agreed to use their best efforts to avoid or vacate any injunction restraining the Merger, including litigating any claim raised by any party through all available appeals. Further, Parent and the Company have agreed to avoid any impediment asserted by the antitrust regulators, including making such divestitures as may be required or accepting any restriction on any of their businesses, provided that Parent is not required to take any action that would have a material adverse effect on the business, assets, long-term earning capacity or financial condition of Parent, the Company and their subsidiaries, taken as a whole.

     (d) Forward-Looking Statements. This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements." All statements other than statements of historical fact included or incorporated by reference in this Schedule 14D-9, including without limitation statements regarding the Company's financial position, business strategy and growth prospects are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual results to differ materially from these statements.

     (e) Other Material Information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS.  The following Exhibits are filed herewith:

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
(a)(1)     --  Offer to Purchase (incorporated by reference to Exhibit
               (a)(1) of Purchaser's Schedule TO, filed with the Commission on March 5, 2001).
(a)(2)     --  Letter of Transmittal (incorporated by reference to Exhibit
               (a)(2) of Purchaser's Schedule TO, filed with the Commission on March 5, 2001).
(a)(3)     --  Recommendation Letter to the Stockholders of the Company,
               dated March 5, 2001.
(a)(4)     --  Press Release issued by the Company on February 22, 2001 announcing the Merger and the Offer (incorporated by
               reference to the Company's Schedule 14D-9, filed by the
               Company with the Commission on February 23, 2001).
(a)(5)     --  Opinion of ING Barings LLC, dated February 22, 2001
               (included as Annex A to this Schedule 14D-9).

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
(a)(6)     --  Information Statement of the Company (included as Annex B to this Schedule 14D-9).
(a)(7)     --  Summary newspaper advertisement, dated March 5, 2001, and printed in the Wall Street Journal (incorporated by
               reference to Exhibit (a)(7) of Purchaser's Schedule TO,
               filed with the Commission on March 5, 2001).
(e)(1)     --  Agreement and Plan of Merger, dated as of February 22, 2001, by and among Purchaser, Parent and the Company (incorporated by reference to Exhibit (d)(1) of Purchaser's Schedule TO, filed with the Commission on March 5, 2001).
(e)(2)     --  Amendment No. 2 to Employment Agreement dated August 15,
               2000, between the Company and Paul J. Ottaviano
               (incorporated by reference to Exhibit 10.20 to the Company's
               Quarterly Report on Form 10-Q for the quarter ended
               September 30, 2000).
(e)(3)     --  Amendment No. 2 to Employment Agreement dated August 15,
               2000, between the Company S. Colin Neill (incorporated by
               reference to Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
(e)(4)     --  Amendment to the Employment Agreement dated June 28, 2000, between ClinTrials Research Inc. and William Shaw.
(e)(5)     --  Employment Agreement dated June 28, 2000, between the
               Company and Graham S. May, M.D. (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form
               10-Q for the quarter ended June 30, 2000).
(e)(6)     --  Executive Employment Agreement dated July 31, 1996, between
               ClinTrials Research Inc. and Michael F. Ankcorn
               (incorporated by reference to Exhibit 10.1(b) to the
               Company's Annual Report on Form 10-K for the year ended
               December 31, 1996).
(e)(7)     --  Stockholders Agreement, dated as of February 22, 2001, among
               Parent, Purchaser and certain Company stockholders
               (incorporated by reference to Exhibit(d)(2) of Purchaser's
               Schedule TO, filed with the Commission on March 5, 2001).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CLINTRIALS RESEARCH INC.

                                          By:     /s/ PAUL J. OTTAVIANO
                                            ------------------------------------
                                                     Paul J. Ottaviano
                                               President and Chief Executive
                                                           Officer

Dated: March 5, 2001

                                                                         ANNEX A

                                                               February 22, 2001

Board of Directors
ClinTrials Research Inc.
11000 Weston Parkway
Cary, NC 27513

Gentlemen:

     We understand that Inveresk Research Group Limited ("Inveresk") has proposed to acquire all of the issued and outstanding common shares of ClinTrials Research Inc. ("ClinTrials") at a price of $6.00 pursuant to a cash tender offer and a second-step merger of a wholly-owned subsidiary of Inveresk with and into ClinTrials (the "Proposed Transaction"). All outstanding options to acquire common shares of ClinTrials (including options not currently exercisable) will be cancelled and the holders will receive a payment in cash equal to the excess, if any, of $6.00 over the option exercise price for each share underlying the option. The terms and conditions of the Proposed Transaction are set forth in more detail in the draft Agreement and Plan of Merger (the "Agreement").

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the consideration to be offered to the shareholders of ClinTrials in the Proposed Transaction.

     We have acted as financial advisor to ClinTrials in connection with the Proposed Transaction and will receive a customary fee for our services. As you are aware, our firm is a full service securities firm that engages in securities trading and brokerage activities, in addition to providing investment banking services. In the ordinary course of our business, we may trade or otherwise effect transactions in the securities of ClinTrials and, accordingly, may at any time hold a long or short position in such securities.

     In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

          (i) a draft of the Agreement dated February 20, 2001 and certain related documents and the financial terms of the Proposed Transaction set forth therein;

          (ii) the Annual Report of ClinTrials on Form 10-K for each of the fiscal years ended December 31, 1999, 1998, 1997, and 1996, and the Quarterly Reports of ClinTrials on Form 10-Q for the periods ended September 30, 2000 and September 30, 1999;

          (iii) an internal draft of the preliminary earnings release of ClinTrials for the three months and fiscal year ended December 31, 2000;

          (iv) certain other publicly-available information concerning ClinTrials and the trading market for its common stock;

          (v) certain internal information and other data relating to ClinTrials and its business and prospects, including forecasts and projections, provided to us by the management of ClinTrials;

          (vi) certain publicly-available information concerning certain other companies engaged in businesses which we believe to be generally comparable to ClinTrials and the trading markets for certain of such other companies' securities;

          (vii) the financial terms of certain recent tender offers and business combinations which we believe to be relevant;

          (viii) certain discussions and negotiations among representatives of Inveresk, its financial advisers, legal advisers and controlling shareholder and representatives of ClinTrials and its financial and legal advisers; and

          (ix) certain other proposals and indications of interest received by ClinTrials relating to the acquisition of ClinTrials.

     We have also met with certain officers and employees of ClinTrials concerning the businesses and operations, assets, present conditions and prospects of ClinTrials, and we undertook such other studies, analyses and investigations, as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us and have not attempted independently to verify such information, nor do we assume any responsibility to do so. We have assumed that the forecasts and projections provided to or reviewed by us have been reasonably prepared based on the best current estimates and judgment of the management of ClinTrials as to the future financial condition and results of operations of ClinTrials. We have visited but have not conducted a physical inspection of the properties and facilities of ClinTrials, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

     This letter and the opinion expressed herein have been provided to the Board of Directors of ClinTrials for their use in considering the Proposed Transaction. This opinion does not address the underlying business decision of ClinTrials to approve the Proposed Transaction or constitute a recommendation to the shareholders of ClinTrials as to how such shareholders should vote, whether such shareholders should tender any shares in the tender offer or as to any other action the Board of Directors or such shareholders should take regarding the Proposed Transaction. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent except ClinTrials may include this opinion in its entirety in any proxy statement, information statement or Schedule 14D-9 relating to the Proposed Transaction sent to the shareholders of ClinTrials.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that the consideration offered in the Proposed Transaction is fair, from a financial point of view, to the shareholders of ClinTrials.

                                          Very truly yours,

                                          ING BARINGS LLC

                                                                         ANNEX B

                            CLINTRIALS RESEARCH INC.
                              11000 WESTON PARKWAY
                           CARY, NORTH CAROLINA 27513

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about March 5, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of ClinTrials Research Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Inveresk Research Group Limited, a corporation organized under the laws of Scotland ("Parent"), to a majority of seats on the Board of Directors (the "Board") of the Company. On February 22, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Indigo Acquisition Corp., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of Inveresk Research (Canada) Inc., a corporation organized under the laws of Canada ("Inveresk Canada"), which, in turn, is a wholly owned subsidiary of Parent, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares"), at a price per Share of $6.00, net to the seller in cash (the "Common Stock Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated March 5, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letters of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on March 5, 2001.

     The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Inveresk Canada. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent, Purchaser, the Company or any of their respective subsidiaries, and Shares held by stockholders who have perfected their dissenters' rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive the Common Stock Price per Share paid pursuant to the Offer.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on March 5, 2001 and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or the Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on March 5, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, April 2, 2001, unless extended by Purchaser.

                                    GENERAL

     Each Share entitles the holder to one vote. As of February 22, 2001, there were 18,402,852 Shares issued and outstanding.

               RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

     The information contained herein concerning Parent Designees (as defined below) has been furnished to the Company by Parent and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

     The Merger Agreement provides that, effective upon the acceptance for payment of and payment for Shares by Purchaser pursuant to the Offer, Parent will be entitled to designate such number of directors (the "Parent Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares beneficially owned by Parent (including Shares so accepted for payment and purchased) bears to the total number of Shares then outstanding.

     The Merger Agreement provides that the Company will, upon request of Purchaser, take all action necessary to cause the Parent Designees to be so elected or appointed, including seeking and obtaining the resignations of such number of directors as is necessary to enable the Parent Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Parent Designees to be so elected.

     Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, until the Effective Time, the Company will use its best efforts to ensure that there will be at least two members of the Board who were directors on the date of the Merger Agreement (the "Independent Directors"). In accordance with the terms of the Merger Agreement, the approval of the Independent Directors is required for certain Company actions prior to the Effective Time.

     The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent's knowledge, except as set forth below, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the Schedule TO or the Statement.

     The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Parent Designees are set forth below. Each is a citizen of the United Kingdom, unless otherwise noted. The business address of each person listed below is c/o Inveresk Research Group Limited, Elphinstone Research Center, Tranent, East Lothian EH33 2NE, Scotland.

                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
            NAME              AGE           POSITIONS HELD DURING THE PAST FIVE YEARS
            ----              ---      ----------------------------------------------------
A. S. McEwan                   45    Vice President and Secretary of Purchaser since February
                                     2001. General Manager Clinical from June 1996 until
                                     December 1999, Head of Corporate Development since
                                     January 2000 and Director since January 1997 of Inveresk
                                     Clinical Research Limited. Managing Director of McEwan
                                     Associates Ltd. until June 1996.
W. S. Nimmo                    53    Chief Executive Officer of Parent since September 1999.
                                     President and Secretary of Inveresk Canada since
                                     February 2001 and President of Purchaser since February
                                     2001. Chief Executive Officer of Inveresk Research
                                     International and Inveresk Clinical Research Limited.
N. Thornton(1)                 39    Chief Operating Officer of Parent since February 2001.
                                     Vice President Group Corporate Development of Societe
                                     Generale de Surveillance Holdings S.A. from December
                                     1997 to March 2000 and Senior Vice President Ebusiness
                                     from April 2000 until February 2001. Managing Director
                                     of SGS Medlab Holdings Pty from February 1997 until
                                     November 1997. General Manager Pathology Department Unit
                                     of SGS New Zealand Limited until January 1997.
Dr. J. Urquhart(2)             66    Non-Executive Director of Inveresk Research Group Ltd.
                                     since January 2000. Chief Scientist of Aardex Ltd. since
                                     January 1996. Consultant Extra-ordinary Professor at
                                     Maastricht University.

---------------

(1) New Zealand Citizen
(2) U.S. Citizen

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The Company is authorized to issue 50,000,000 shares of Company common stock. As of February 22, 2001, there were 18,402,852 Shares issued and outstanding.

     The following table sets forth as of February 22, 2001, information with respect to the beneficial ownership of Shares by (i) each director of the Company, (ii) each Named Executive Officer of the Company (as defined below),
(iii) all directors and Named Executive Officers as a group, and (iv) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Shares. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all Shares owned by them, except to the extent such power may be shared with a spouse.

                                                                     SHARES
                                                              BENEFICIALLY OWNED(1)
                                                              ---------------------
NAME AND ADDRESS                                               NUMBER       PERCENT
----------------                                              ---------     -------
Richard J. Eskind**(2)......................................  1,709,632       9.3%
  104 Lynwood Blvd
  Nashville, TN
Dimensional Fund Advisors Inc.(3)...........................  1,421,450       7.3
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
Herbert J. Schulman, M.D....................................  1,330,745       7.2
  109 Westhampton Place
  Nashville, TN
Irwin B. Eskind, M.D.**(4)..................................  1,257,512       6.8
  541 Jackson Blvd
  Nashville, TN
Longwood Investment Advisors Inc.(5)........................  1,077,350       5.9
  3, Radnor Corporate Center, Suite 300
  Radnor, PA 19087
Paul J. Ottaviano**(6)......................................    140,002         *
Edward G. Nelson**(7).......................................    139,211         *
Roscoe R. Robinson, M.D.**(8)...............................     56,668         *
S. Colin Neill(9)...........................................     62,500         *
Michael F. Ankcorn(10)......................................     36,626         *
William L. Shaw, MB, ChB(11)................................     27,500         *
Graham S. May, M.D.(12).....................................      2,500         *
All directors and executive officers as a group (9
  persons)(13)..............................................  3,502,703      18.6

---------------

  *  Less than 1%
 **  Director
 (1) Based on 18,402,852 Shares outstanding at February 22, 2001. For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any Shares as of February 22, 2001 that such person or group has the right to acquire within 60 days after such date, or with respect to which such person otherwise has or shares voting or investment power. For purposes of computing beneficial ownership and the percentages of outstanding Shares held by each person or group of persons on a given date, Shares that such person or group has the right to acquire within sixty days after such date are Shares for which such person has beneficial ownership and are deemed to be outstanding for purposes of computing the percentage of Shares beneficially owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of Shares beneficially owned by any other person.

 (2) Includes 500,000 Shares held by the Richard J. Eskind Grantor Retained Annuity Trust No. 2.
 (3) Share ownership data obtained solely from Schedule 13G filed February 2, 2001.
 (4) Includes 400,000 Shares held by the Irwin B. Eskind Grantor Retained Annuity Trust No. 4.
 (5) Share ownership data based upon confirmation with investor.
 (6) Includes 140,002 Shares issuable upon the exercise of vested options.
 (7) Includes 3,000 Shares owned by Mr. Nelson's wife. Mr. Nelson disclaims beneficial ownership of such shares. Also includes 65,964 Shares held by Nelson Capital Corp. and certain of its affiliates, beneficial ownership of which Mr. Nelson disclaims. Mr. Nelson is the principal stockholder and president of Nelson Capital Corp. Also includes 60,500 Shares issuable upon the exercise of vested options.
 (8) Includes 2,168 Shares owned by Dr. Robinson's wife. Dr. Robinson disclaims beneficial ownership of these Shares. Also includes 54,500 Shares issuable upon the exercise of vested options.
 (9) Includes 62,500 Shares issuable upon the exercise of vested options.
(10) Includes 36,626 Shares issuable upon the exercise of vested options.
(11) Includes 27,500 Shares issuable upon the exercise of vested options.
(12) Includes 2,500 Shares issuable upon the exercise of vested options.
(13) Includes 384,125 Shares issuable upon the exercise of vested options.

             GENERAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

     The Company's Board currently is composed of five directors, elected at the annual meeting of the Company's stockholders to hold office for one year and until their successors are duly elected and qualified. The Company's executive officers are appointed annually by the Board and serve at the discretion of the Board. The following paragraphs set forth the names, ages, principal occupations and other affiliations of the current Board. Each is a citizen of the United States. Except for Directors Irwin B. Eskind and Richard J. Eskind, who are brothers, there are no family relationships between members of the Board. There are no material proceedings to which any director or executive officer is a party adverse to the Company.

     During 2000, the Board held eleven meetings. Each incumbent director attended at least 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees on which the individual director served. There are two committees of the Board that assist the Board in discharging its responsibilities. These committees, their members and functions are discussed below.

THE COMPANY'S BOARD OF DIRECTORS

     Irwin B. Eskind, M.D., 76 years of age, has been a director of the Company since February 1992. Dr. Eskind engaged in the private practice of internal medicine from 1954 until his retirement in January 1996. Dr. Eskind is the brother of Richard J. Eskind, also a director of the Company.

     Richard J. Eskind, 70 years of age, has served as a director of the Company since February 1992. Mr. Eskind has served since October 1986 as Vice
President -- Investments of A.G. Edwards & Sons, Inc., a broker-dealer firm. Mr. Eskind is the brother of Irwin B. Eskind, M.D., also a director of the Company.

     Edward G. Nelson, 69 years of age, has been a director of the Company since November 1990. Mr. Nelson formed Nelson Capital Corp., a merchant banking firm, in 1984, and has served as the President and Chairman of the Board since its organization. Mr. Nelson serves as a director of Berlitz International, Inc., a language services company; Central Parking Corporation, a parking services company; and Advocat Inc., a long-term care company.

     Paul J. Ottaviano, 54 years of age, has served as a director, President and Chief Executive Officer of the Company since August 2000. Mr. Ottaviano served the Company as Executive Vice President -- Worldwide Operations since December 1995 after serving as Executive Vice President -- U.S. Operations since July 1992.

     Roscoe R. Robinson, M.D., 70 years of age, has served as a director of the Company since December 1997. Dr. Robinson served as Vice Chancellor for Health Affairs for Vanderbilt University from 1981 until 1997 and has served as a professor of medicine at Vanderbilt University since 1981. Dr. Robinson is a former member of the Board of Directors of First American Corporation and a Trustee of Duke University since 1994. He is the 2000 Recipient of Research America's National Advocacy Award for Sustained Leadership at the National Level.

COMMITTEES OF THE BOARD OF DIRECTORS

     There are two committees of the Company's Board: the Compensation and Stock Option Committee and the Audit Committee. The Company does not have a nominating committee.

     The Compensation and Stock Option Committee, which met once during 2000, is composed of Dr. Eskind, Mr. Nelson and Dr. Robinson and is responsible for the approval of remuneration arrangements for executive officers of the Company, the review of the Company's compensation plans and the general review of the Company's employee compensation policies.

     The Audit Committee, which met twice during 2000, was composed of Mr. Nelson, Mr. Eskind and Dr. Robinson, all of whom are Independent Directors as defined in rule 4200(a)(15) of the National Association of Securities Dealers' Listing Standards. The Audit Committee is responsible for the engagement of independent auditors, the review of audit fees, the supervision of matters relating to audit functions, the review of audit results and the Company's annual consolidated financial statements, the review and setting of internal policies and procedures regarding audit, accounting and other financial controls and the review of related party transactions. On October 4, 1999, the Audit Committee adopted its Audit Committee Charter, a copy of which is attached to this Annex as Appendix I.

     The Audit Committee has reviewed and discussed the audited financial statements with management and recommended to the Board that those financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. In addition, the Audit Committee has discussed with the independent accountants the matters required by Statement on Auditing Standards No. 61, and it has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 2000, no executive officer of the Company served as (1) a member of the Compensation and Stock Option Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Board, or (2) a director of another entity, one of whose executive officers served on the Board or its subsidiaries.

     During 2000, no member of the Compensation and Stock Option Committee (or other board committee performing equivalent functions) (1) was an officer or employee of the Company or (2) was formerly an officer of the Company.

COMPENSATION OF DIRECTORS

     Non-employee directors owning less than 5% of the outstanding Shares (Mr. Nelson and Dr. Robinson) are compensated $15,000 annually. Non-employee directors owning 5% or more of the outstanding Shares (Dr. Eskind and Mr. Eskind) receive no compensation.

     On February 6, 1998, the Board approved the adoption of the Company's 1998 Non Qualified Stock Option Plan for Directors (the "1998 Director Option Plan"). The 1998 Director Option Plan was approved by the Company's shareholders on May 11, 1998. The 1998 Director Option Plan is a formula plan under which options to acquire 10,000 Shares are initially granted to each director of the Company who is not an employee and does not beneficially own more than 2.5% of the outstanding Shares upon the date of initial election to the Board. These directors are automatically eligible to receive annual grants of options to acquire 1,000 Shares. Furthermore, additional grants were made to directors owning less than 5% of the Shares in conjunction with the resignation of Jerry
R. Mitchell, M.D., Ph.D. as the Company's Chief Executive Officer and the Company's consideration of financial and strategic alternatives. At December 31, 2000, there were 114,000 Shares available for grant.

     Information with respect to the 1998 Director Option Plan is as follows:

                                                                              WEIGHTED-AVERAGE
                                                                               EXERCISE PRICE
                                                                            ---------------------
                                          2000        1999        1998      2000    1999    1998
                                        ---------   ---------   ---------   -----   -----   -----
Options outstanding at January 1......     19,000      18,000           0   $3.84   $2.95   $0.00
  Granted.............................     67,000       7,000      18,000   $3.67   $5.38   $2.95
  Exercised...........................          0           0           0   $0.00   $0.00   $0.00
  Cancelled...........................          0      (6,000)          0   $0.00   $2.95   $2.95
                                        ---------   ---------   ---------
Outstanding and exercisable at
  December 31(1)......................     86,000      19,000      18,000   $3.71   $3.84   $2.95
                                        =========   =========   =========

---------------

(1) The option price ranges at December 31, 2000, 1999 and 1998, respectively, were: $2.81 to $5.88; $2.81 to $5.88; and $2.81 to $3.63.

EXECUTIVE OFFICERS

     The following paragraphs set forth certain information concerning the executive officers of the Company, other than Mr. Ottaviano, whose information is set forth above.

     S. Colin Neill, 54 years of age, has served as Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company since October 1998. Prior to joining the Company, Mr. Neill served as a financial consultant to a variety of companies from October 1997 to October 1998. Mr. Neill served from July 1996 to October 1997 as Vice President, Chief Financial Officer of Continental Health Affiliates, Inc. and its majority owned subsidiary Infu-Tech, Inc., a network of health care companies focused on home care, long term care, assisted living and managed care. Mr. Neill previously served as Acting Vice President -- Finance, Chief Financial Officer of Pharmos Corporation, a biopharmaceutical company in the business of developing novel drug technologies from January 1995 to July 1996.

     William L. Shaw, MB, ChB, 54 years of age, joined the Company in January 1998 as President -- Europe/Asia Pacific. Prior to joining the Company, Dr. Shaw served as Chief Executive Officer -- Europe, Asia and Pacific Rim for Pharmaco International Ltd. and as a Director for APBI Holdings Ltd., a life and environmental sciences research and consulting company, from 1996 through 1997; and as Chief Operating Officer for HLS Ltd., a pre-clinical contract research organization, from 1995 through 1996.

     Michael F. Ankcorn, 58 years of age, has served as President of ClinTrials BioResearch Ltd. since its acquisition by the Company in August 1996. From 1979 to July 1996, Mr. Ankcorn served as President and Chief Executive Officer of Bio-Research Laboratories Ltd.

     Graham S. May, M.D., 52 years of age, has served as President -- North America of the Company since May 2000. From February 2000 to May 2000, Dr. May served as Vice President, Corporate Development for the Company. Prior to joining the Company, Dr. May served as Vice President, Medical Affairs and Business Development for Cytogen Corporation, from 1997 to 1999; and as an independent consultant for Questec Biomanagement in 1996.

EXECUTIVE COMPENSATION

     The following table provides information as to annual, long-term or other compensation during fiscal years ended December 31, 2000, 1999 and 1998 for the Company's Chief Executive Officer and the persons who, at December 31, 2000, were the four other executive officers of the Company (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                          ANNUAL                    AWARDS
                                                       COMPENSATION              ------------
                                            ----------------------------------    SECURITIES
                                                                     OTHER        UNDERLYING
                                                                     ANNUAL      OPTIONS/SARS      ALL OTHER
    NAME AND PRINCIPAL POSITION      YEAR    SALARY     BONUS     COMPENSATION      (#)(1)      COMPENSATION(2)
    ---------------------------      ----   --------   --------   ------------   ------------   ---------------
Jerry R. Mitchell, M.D.,
  Ph.D.(3)(4)......................  2000   $172,933   $      0        $0          100,000         $419,274
                                     1999    275,000          0         0          325,000           31,059
                                     1998    252,083          0         0          600,000          114,257
Paul J. Ottaviano..................  2000   $252,500   $      0        $0           30,000         $  6,747
  President and Chief Executive      1999    240,000          0         0          125,000           13,802
  Officer                            1998    240,000          0         0           15,000           12,375
William S. Shaw, MB, ChB(5)........  2000   $249,633   $      0        $0                0         $121,438
  President -- Europe/Asia Pacific   1999    242,135     60,000         0           40,000           87,273
                                     1998    240,336          0         0           20,000           25,202
Michael F. Ankcorn(6)..............  2000   $195,000   $100,000        $0           25,000         $433,189
  Chairman, President and            1999    193,641    100,000         0                0          199,895
  Chief Executive Officer            1998    166,140     85,020         0           20,250           57,952
  ClinTrials BioResearch Ltd.
S. Colin Neill.....................  2000   $231,250   $      0        $0           15,000         $  6,705
  Senior Vice President, Chief       1999    225,000          0         0          100,000           40,147
  Financial Officer, Secretary, and  1998     43,557          0         0           50,000                0
  Treasurer
Graham S. May, M.D.(7).............  2000   $196,227   $      0        $0           25,000         $ 11,084
  President -- North America

---------------

(1) Although the Company's existing stock option plan permits the grant of stock appreciation rights, no such rights have been granted to date.
(2) Amounts represent life insurance premium payments, profit sharing contributions at 5% of the U.S. participant's base salary (subject to limitations), and discontinued in 1999, supplemental retirement plan contributions for overseas employees, 401(k) plan Company matching contributions at 33% through March 1999 and 50% thereafter, of U.S. participant's voluntary deduction, severance, and car allowances. The amounts represented by each of those forms of compensation for 2000 are as follows:

                                                     PROFIT
                                                     SHARING
                                                     401(K)/
                                      INSURANCE   PENSION PLAN                                CAR
                                       PREMIUM    CONTRIBUTIONS   RELOCATION   SEVERANCE   ALLOWANCE
                                      ---------   -------------   ----------   ---------   ---------
Jerry R. Mitchell, M.D. Ph.D........   $1,524       $  5,250          $0       $412,500     $     0
Paul J. Ottaviano...................    1,497          5,250           0              0           0
William L. Shaw, MB, ChB............    6,622         96,654           0              0      18,162
Michael F. Ankcorn(a)...............        0        423,084           0              0      10,105
S. Colin Neill......................    1,455          5,250           0              0           0
Graham S. May, M.D..................    1,455          2,300           0              0       7,329

---------------

(a) Pension Plan Contribution represents an election by Mr. Ankcorn to accelerate payment of an accrued Pension Plan Contribution for 1999 in fiscal year 2000, together with the Pension Plan Contribution for 2000.

(3) Dr. Mitchell resigned from his position as the Company's Chairman of the Board, President and Chief Executive Officer effective August 16, 2000.
(4) Pursuant to the terms of the Separation Agreement between Dr. Mitchell and the Company (the "Mitchell Separation Agreement"), 50,000 of the options granted in 2000 remain exercisable until August 16, 2001 and 25,000 of the options granted in 2000 could become exercisable only upon the Company's announcement of a change of control transaction within six months of August 16, 2000.
(5) Compensation paid in British pounds.
(6) Compensation paid in Canadian dollars.
(7) Dr. May became employed by the Company in February 2000 and was not previously employed by the Company.

     The tables below provide certain information with respect to grants of stock options to the Named Executive Officers pursuant to the Company's 1989 Stock Option Plan during the year ended December 31, 2000.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS
                                          -----------------------------                            POTENTIAL REALIZABLE
                             NUMBER OF                                                               VALUE AT ASSUMED
                             SECURITIES     PERCENT OF                                             ANNUAL RATE OF STOCK
                             UNDERLYING   TOTAL OPTIONS/                   MARKET                 PRICE APPRECIATION FOR
                              OPTIONS/     SARS GRANTED     EXERCISE OF   PRICE ON                  OPTIONS TERM(2)(3)
                                SARS      TO EMPLOYEES IN   BASE PRICE    DATE OF    EXPIRATION   -----------------------
NAME                          GRANTED       FISCAL YEAR      ($/SHARE)     GRANT      DATE(1)        5%           10%
----                         ----------   ---------------   -----------   --------   ----------   ---------    ----------
Jerry R, Mitchell, M.D.,
  Ph.D.....................   100,000          26.8%           $3.31       $3.31      8/16/01      $12,412      $ 24,825
Paul J. Ottaviano..........    30,000           8.0%            3.88        3.88      8/10/10       73,109       185,272
Michael F. Ankcorn.........    25,000           6.7%            3.31        3.31      2/10/10       52,080       131,982
S. Colin Neill.............    15,000           5.0%            3.88        3.88      8/10/10       36,555        92,636
William L. Shaw, MB, ChB...        --            --               --          --           --           --            --
Graham S. May, M.D.........    10,000           1.7%            3.31        3.31      2/10/10       20,832        52,793
                               15,000           5.0%            3.13        3.13      5/25/10       29,479        74,707

---------------

(1) Except for the options granted to Dr. Mitchell, all options granted to the Named Executive Officers are exercisable in four equal annual installments beginning one year after the date of grant. This per share exercise price represents the fair market value of the Common Stock on the date of grant. Pursuant to the terms of the Mitchell Separation Agreement, 50,000 of the options granted in 2000 remain exercisable until August 16, 2001 and 25,000 of the options granted in 2000 could become exercisable only upon the Company's announcement of a change of control transaction within six months of August 16, 2000.
(2) Potential realizable value is calculated from a stock price equal to the exercise or base price of the options granted.
(3) The potential realizable values illustrate values that might be realized upon exercise immediately prior to the expiration of the term of these options using 5% and 10% appreciation rates, as required by the Securities and Exchange Commission, compounded annually. These values do not, and are not intended to, forecast possible future appreciation, if any, of the Company's stock price. Additionally, these values do not take into consideration the provisions of the options providing for vesting over a period of years or termination of options following termination of employment.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                       NUMBER OF               VALUE OF UNEXERCISED
                                     NUMBER OF                  UNDERLYING UNEXERCISED             IN-THE-MONEY
                                    SECURITIES                       OPTIONS/SARS                  OPTIONS/SARS
                                    UNDERLYING      VALUE         AT FISCAL YEAR-END         AT FISCAL YEAR-END ($)(1)
                                   OPTIONS/SARS    REALIZED   ---------------------------   ---------------------------
NAME                               EXERCISED (#)     ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                               -------------   --------   -----------   -------------   -----------   -------------
Jerry R. Mitchell, M.D., Ph.D....         0          $ 0        481,251        121,875       $612,375       $169,531
Paul J. Ottaviano................         0            0        117,500        235,000         37,482         94,688
William L. Shaw, MB, ChB.........         0            0         20,000         40,000         10,781         32,344
Michael F. Ankcorn...............         0            0         30,375         35,125          1,899         48,773
S. Colin Neill...................         0            0         50,000        115,000         49,206        104,831
Graham S. May, M.D...............         0            0              0         25,000              0         49,688

---------------

(1) This amount represents the aggregate of the number of options multiplied by the difference between $5.19, the fair market value of the Common Stock at December 31, 2000, and the exercise price for that option. Pursuant to the terms of the Mitchell Separation Agreement, 481,251 options remain exercisable until August 16, 2001 and 121,875 options could become exercisable only upon the Company's announcement of a change of control transaction within six months of August 16, 2000.

MITCHELL SEPARATION AGREEMENT

     The Company entered into the Mitchell Separation Agreement with Dr. Mitchell on August 16, 2000. The Mitchell Separation Agreement provided for a lump sum severance payment of $412,500 and relocation expenses of up to $20,000. Furthermore, the Mitchell Separation Agreement provided for 706,251 options and warrants previously issued to Dr. Mitchell to remain exercisable until August 16, 2001. The Mitchell Separation Agreement also provided for 159,375 options and warrants previously issued to Dr. Mitchell to become exercisable only upon the Company's announcement of a change of control transaction within six months of August 16, 2000.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Mr. Ottaviano, Mr. Neill, Dr. Shaw, Mr. Ankcorn and Dr. May.

     The current term of the employment agreement for Mr. Ottaviano commenced on January 1, 2001 and ends on December 31, 2001. The current term of the employment agreement for Mr. Neill commenced on October 22, 2000 and ends on October 21, 2001. The current term of the employment agreement for Dr. Shaw commenced on December 29, 2000 and ends on December 28, 2001. The current term of the employment agreement for Dr. May commenced on January 1, 2001 and ends on December 31, 2001. Each of the agreements are automatically renewed for additional and successive one year periods unless the Company provides 90 days notice prior to any anniversary date to the individual employee of its intent not to renew the employment agreement. The annual minimum base salary under the agreement for Mr. Ottaviano is $270,000; for Dr. Shaw, approximately $235,000; for Mr. Neill, $240,000; and for Dr. May, $230,000.

     These agreements (other than Mr. Ankcorn's, which is described separately below) provide for periodic increases in the base salaries at the discretion of the Board. The named individuals are entitled to benefits such as medical insurance, expense reimbursement, vacation and participation in the Company's 401(k) savings plan or supplemental retirement plan and, in some cases, incentive bonuses. The agreements contain a non-compete clause providing that during the term of employment, and for a period of either six months or one year following the date of termination of employment (for any reason), the employee may not engage in certain activities competitive with the Company. The agreements also provide for severance compensation upon termination of employment, with the amount and type of compensation contingent upon the context of the termination.

     In August 2000, the Company entered into Amendments to the Employment Agreements with Mr. Ottaviano and Mr. Neill. The Amendments provide for full vesting of all stock options held by Mr. Ottaviano and Mr. Neill upon a change in control of the Company and that their options shall remain exercisable for the remainder of the stated terms, regardless of whether employment continues beyond the point of change in control. Additionally, the Amendments provide that if Mr. Ottaviano or Mr. Neill are terminated by the Company for any reason other than for cause, the Company shall pay an amount equal to three hundred percent of the sum of their current annual base salary and the greater of the most recent annual bonus or the current annual bonus in effect at the time of termination (the "Annual Salary and Bonus"). Furthermore, if Mr. Ottaviano or Mr. Neill are terminated following a change of control of the Company, the Company shall pay an amount in a lump sum equal to one hundred fifty percent of their Annual Salary and Bonus, a retention bonus equal to fifty percent of their Annual Salary and Bonus, a non-solicitation payment equal to one hundred percent of their Annual Salary and Bonus and, if an excise tax on "excise parachute payments" is incurred by the employee, the Company will pay the employee an amount necessary to place the employee in the same after-tax financial position that he would have been in if he had not incurred any excise tax liability.

     In June 2000, the Company entered into an Employment Agreement with Dr. May and an Amendment to the Employment Agreement with Dr. Shaw. These agreements provide that if Dr. May or Dr. Shaw are terminated by the Company for any reason other than for cause (including for termination following a change in control), the Company shall pay an amount equal to twelve months of base salary and the Company will be required to continue to provide benefits for a period of twelve months. Furthermore, these agreements provide for full vesting of all stock options held by Dr. May and Dr. Shaw upon a change in control of the Company and that such options shall remain exercisable for the remainder of the stated terms, regardless of whether employment continues beyond the point of change in control.

     The employment agreement for Mr. Ankcorn commenced on July 31, 1996 and ends on July 31, 2001. The agreement is automatically renewed for an additional five year period unless the Company provides six months notice prior to the fifth anniversary date to Mr. Ankcorn of its intent not to renew the employment agreement. The annual base salary under the agreement for Mr. Ankcorn is Canadian $220,000. The agreement provides for periodic increases in the base salary at the discretion of the Board. Mr. Ankcorn is entitled to the standard benefits offered at ClinTrials BioResearch. The employment agreement contains a non-competition clause providing that during the term of employment, and for thirty-six months following the date of the expiration or termination of employment, he may not carry on or be engaged in any endeavor in competition, in whole or in part, with the Company. In the event of termination by the Company other than "for cause", Mr. Ankcorn is entitled to three years severance compensation, including a lump sum salary payment and continued benefits coverage. If the Company fails to renew the agreement, he is entitled to a lump sum payment of his most recent annual base salary.

                         COMPENSATION COMMITTEE REPORT

     Recommendations on compensation for the Company's executive officers are made to the Company's Board of Directors by the Compensation and Stock Option Committee (the "Committee"). Each member of the Committee is a non-employee director. It is the responsibility of the Committee to determine whether in its judgment the executive compensation policies are reasonable and appropriate, meet their stated objectives and effectively serve the best interests of the Company and its stockholders.

EXECUTIVE COMPENSATION POLICY

     The Committee believes that the primary objectives of the Company's executive compensation policy should be:

     - to attract and retain talented executives critical to both the short-term and long-term success of the Company by providing compensation that is highly competitive with compensation provided to executives of comparable position at companies in the contract research organization ("CRO") industry, pharmaceutical industry, and other related health services industries, while maintaining compensation levels that are consistent with the Company's financial objectives and operating performance; and

     - to reinforce strategic financial and operating performance objectives through the use of appropriate annual incentive programs; and

     - to create mutuality of interest between executive officers and stockholders by providing long-term incentive compensation.

     The Committee believes that the Company's executive compensation policy should be reviewed annually in relation to the Company's financial performance, annual budgeted financial goals and its position in the CRO industry. The compensation of individuals should then be reviewed annually by the Committee in light of its executive compensation policy for that year.

     The Committee believes that in addition to corporate performance, it is appropriate to consider in setting and reviewing executive compensation the level of experience and responsibilities of each executive as well as the personal contributions a particular individual may make to the success of the Company. Such factors as leadership skills, analytical skills and organizational development are deemed to be important qualitative factors to take into account in considering levels of compensation. No relative weight is assigned to these qualitative factors, which are applied subjectively by the Committee.

COMPENSATION OF EXECUTIVE OFFICERS

     The Committee believes that the compensation of executive officers should be comprised of base compensation, annual incentive compensation, and long-term incentive compensation, and has applied this policy to fiscal 2000 compensation for executive officers as described below.

     Base Compensation. The Committee's approach to base compensation for executive officers of the Company is to offer competitive salaries in comparison to its local markets, the CRO industry, the pharmaceutical industry, and other related health service industries. In determining base compensation for the executive officers for fiscal 2000, the Committee reviewed salary ranges recommended by management, consulted with the CEO, and took into account each executive's experience in business generally and with the Company specifically and what it viewed to be appropriate levels of base compensation after taking into consideration the contribution of each executive. For those executive officers with employment agreements, the base salaries were determined according to the terms of the respective employment agreements. In addition, Mr. Ankcorn's base salary is set in terms of Canadian dollars and is accordingly subject to change annually as expressed in U.S. dollars based on fluctuation in currency exchange rates.

     Annual Incentive Programs. The Committee believes that incentive compensation for the executive officers of the Company should be primarily linked to operating performance. To achieve this goal, the Committee relies on cash bonuses. Cash bonuses are awarded to executive officers of the Company based primarily upon the actual earnings of the Company during the fiscal year compared to the earnings targets approved by the Board of Directors through the annual financial budget and subsequent financial projections.

     Long-Term Incentive Compensation. The 1999 Long-Term Incentive Compensation Plan is the only plan currently in place as a long-term compensation incentive for the Company's executive officers. There are six types of stock options available for grant: incentive stock options, non-qualified options, stock appreciation rights, restricted stock, performance shares and performance units. These stock options are generally granted with an exercise price at not less than the fair market value of the underlying stock at the date of grant. Stock options are granted to executive officers by the Board of Directors based primarily upon the financial performance of the Company as compared to budgeted and projected earnings, as well as actual or potential contributions to the growth of the Company.

     The Company has a 401(k) profit sharing plan in which all U.S. employees, including executive officers, have equal participation eligibility. The Committee annually establishes the Company matching portion of the 401(k) deposits made to employees' 401(k) accounts. The matching percentage is the same for executive officers and all employees. For 2000, the matching amount was 50% of the amount withheld by each participant, not to exceed the maximum contribution allowed under Section 415 of the Internal Revenue Code of 1986, as amended (the "Code") for a qualified plan. Mr. Ankcorn and Dr. Shaw are the sole participants in separate supplemental retirement plans, for which contributions are actuarially determined.

     Section 162(m) of the Code generally disallows a tax deduction to public companies for executive compensation in excess of $1 million. It is not anticipated that the Company will pay any of its executives compensation in excess of $1 million in 2001.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

     The Committee believes that compensation of the Chief Executive Officer is consistent with the policies concerning executive compensation and appropriately reflects the Company's financial objectives and operating performance. Awards of long-term incentive compensation of the Chief Executive Officer are considered concurrently with awards to other executive officers.

     In approving Mr. Ottaviano's compensation package, the Committee considered factors such as the compensation package of its outgoing Chief Executive Officer, compensation packages for chief executive officers of comparable companies, and, most importantly, its judgment as to Mr. Ottaviano's anticipated value to the Company based on his business experience and expertise in the industry. Furthermore, in August 2000, the Board approved an amendment to Mr. Ottaviano's employment agreement providing for certain change of control rights.

     The foregoing report on executive compensation is provided by the following directors, who constituted the Compensation and Stock Option Committee during 2000:

         Edward G. Nelson, Chairman of Committee
         Irwin B. Eskind, M.D.
         Roscoe R. Robinson, M.D.

     The above Compensation Committee Report is not deemed to be part of a document filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is not to be deemed incorporated by reference in any documents filed under the Securities Act or the Exchange Act, without the express written consent of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of the Company and persons who own more than ten percent of the Shares to file reports of ownership and changes in ownership of Shares with the Commission. These persons are also required to furnish to the Company copies of all such reports.

     To the Company's knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, the directors and executive officers of the Company and all other reporting persons complied with all applicable filing requirements.

COMPANY PERFORMANCE

     The following graph sets forth the yearly percentage change in cumulative total stockholder return during the preceding five years ended December 31, 2000 on (a) the Company, (b) the Center for Research in Security Prices ("CRSP") Index for Nasdaq Stock Market (U.S. Companies) ("Nasdaq U.S. Stock Index") and
(c) the CRSP Index for Nasdaq Health Services Stocks ("Nasdaq Health Services Index"), assuming the reinvestment of all dividends.

                                                                             NASDAQ STOCK MARKET (US     NASDAQ HEAALTH SERVICES
                                                   CLINTRIALS RESEARCH             COMPANIES)                    STOCKS
                                                   -------------------       -----------------------     -----------------------
12/30/95                                                  100.0                       100.0                       100.0
12/31/96                                                  168.5                       123.0                        99.9
12/31/97                                                   58.3                       150.7                       102.5
12/31/98                                                   29.1                       212.5                        86.9
12/31/99                                                   30.5                       394.9                        69.9
12/29/00                                                   38.4                       237.6                        95.8

                                   APPENDIX I

                            CLINTRIALS RESEARCH INC.
                            AUDIT COMMITTEE CHARTER

ORGANIZATION

     The audit committee of the board of directors shall be comprised of directors who are independent of management and ClinTrials Research Inc. (the "Company"). Members of the audit committee shall be considered independent if they have no relationship to the Company that may interfere with the exercise of their independence from management and the Company. All audit committee members will be financially literate, and at least one member will have accounting or related financial management expertise.

STATEMENT OF POLICY

     The audit committee shall provide assistance to the directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the company, and the quality and integrity of financial reports of the company. In so doing, it is the responsibility of the audit committee to maintain free and open communication between the directors, the independent auditors, and the financial management of the company.

RESPONSIBILITIES

     In carrying out its responsibilities, the audit committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the company are in accordance with all requirements and are of the highest quality.

     In carrying out these responsibilities, the audit committee will:

     - Obtain the full board of directors' approval of this Charter and review and reassess this Charter as conditions dictate (at least annually).

     - Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the company and its divisions and subsidiaries.

     - Have a clear understanding with the independent auditors that they are ultimately accountable to the board of directors, and the audit committee, as the shareholders' representatives, who have the ultimate authority in deciding to engage, evaluate, and if appropriate, terminate their services.

     - Meet with the independent auditors and financial management of the Company to review the scope of the proposed audit and timely quarterly reviews for the current year and the procedures to be utilized. the adequacy of the independent auditor's compensation, and at the conclusion thereof review such audit or review, including any comments or recommendations of the independent auditors.

     - Review with the independent auditors, and the Company's financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the company, and elicit any recommendations for the improvement of such internal controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the committee, periodically should review company policy statements to determine their adherence to the code of conduct.

     - Review repeals received from regulators and other legal and regulatory matters that may have a material effect on the financial statements or related company compliance policies.

     - Review periodically the need to have an internal audit function. The Committee has determined that at present, because of the relative size and complexity of the Company, and the frequency and attention to operations by the full Board, that an internal audit by function is not deemed necessary.

     - Inquire of management, the Company's financial and accounting personnel, and the independent auditors about significant risks or exposures and assess the steps management has taken to minimize such risks to the Company.

     - Review the quarterly financial statements with financial management and the independent auditors prior to the filing of the Form 10-Q (or prior to the press release of results, if possible) to determine that the independent auditors do not take exception to the disclosure and content of the financial statements, and discuss any other matters required to be communicated to the committee by the auditors. The chair of the committee may represent the entire committee for purposes of this review.

     - Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Review with financial management and the independent auditors the results of their timely analysis of significant financial reporting issues and practices, including changes in, or adoptions of, accounting principles and disclosure practices, and discuss any other matters required to be communicated to the committee by the auditors. Also review with financial management and the independent auditors their judgments about the quality, not just acceptability, of accounting principles and the clarity of the financial disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the organization's accounting principles and underlying estimates, and other significant decisions made in preparing the financial statements.

     - Provide sufficient opportunity for the independent auditors to meet with the members of the audit committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the company's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of audit.

     - Review accounting and financial human resources and succession planning within the Company.

     - Report the results of the annual audit to the board of directors. If requested by the board, invite the independent auditors to attend the full board of directors meeting to assist in reporting the results of the annual audit or to answer other directors' questions (alternatively, the other directors, particularly the other independent directors, may be invited to attend the audit committee meeting during which the results of the annual audit are reviewed).

     - On an annual basis, obtain from the independent auditors a written communication delineating all their relationships and professional services as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. In addition, review with the independent auditors the nature and scope of any disclosed relationships or professional services and take, or recommend that the Board take, appropriate action to ensure the continuing independence of the auditors.

     - Review the report of the audit committee in the annual report to shareholders and the Annual Report on Form 10-K disclosing whether or not the committee had reviewed and discussed with management and the independent auditors, as well as discussed within the committee (without management or the independent auditors present), the financial statements and the quality of accounting principles and significant judgments affecting the financial statements.

     - Submit the minutes of all meetings of the audit committee to, or discuss the matters discussed at each committee meeting with the Board.

     - Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

                                       A-2